Issuer Free Writing Prospectus
(Relating to Preliminary Prospectus Supplement
Dated April 9, 2018)
Filed Pursuant to Rule 433(d)
Registration No. 333-213897

NEVADA POWER COMPANY

FINAL PRICING TERM SHEET

April 9, 2018

Issuer:	Nevada Power Company
Legal Format:	SEC-Registered
Issue:	2.75% General and Refunding Mortgage Notes, Series BB, due 2020
Offering Size:	$575,000,000 in aggregate principal amount
Net Proceeds (before expenses) to Issuer:	$573,436,000
Coupon and Coupon Payment Dates:	2.75% per annum, payable semi-annually on each April 15 and October 15, commencing October 15, 2018
Trade Date:	April 9, 2018
Settlement Date:	April 12, 2018 (T+3)

It is expected that delivery of the General and Refunding Mortgage Notes will be made to investors on or about April 12, 2018, which will be the third business day following the date hereof (such settlement being referred to as “T+3”).  Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade the General and Refunding Mortgage Notes on the date of pricing will be required, by virtue of the fact that settlement is T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

Maturity Date:	April 15, 2020
Benchmark Treasury:	2.25% due March 31, 2020

Benchmark Treasury Yield:	2.291%
Spread to Benchmark Treasury:	+47 basis points
Re-offer Yield:	2.761%
Price to Public:	99.978% of the principal amount
Expected Ratings[1]:	A2 by Moody’s Investors Service, Inc. A+ by S&P Global Ratings A- by Fitch Ratings, Inc.
Optional Redemption:	Make-whole call at 10 basis points over the Benchmark Treasury Yield
Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC TD Securities (USA) LLC U.S. Bancorp Investments, Inc. PNC Capital Markets LLC
Co-Managers:	BMO Capital Markets Corp. CIBC World Markets Corp. KeyBanc Capital Markets Inc. Santander Investment Securities Inc. SMBC Nikko Securities America, Inc. SunTrust Robinson Humphrey, Inc.
CUSIP:	641423 CB2
ISIN:	US641423CB21

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, J.P. Morgan Securities LLC collect at 212-834-4533, TD Securities (USA) LLC toll-free at 1-855-495-9846 or U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.

1  These expected securities ratings have been provided by Moody’s Investors Service, Inc., S&P Global Ratings and Fitch Ratings, Inc. None of these ratings are a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time.  Each security rating agency has its own methodology for assigning ratings, and, accordingly, each rating should be evaluated independently of any other rating. No report of any rating agency is incorporated by reference herein.